FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number _____ 0-16174 _____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ X ___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Contact: Elana Holzman   Teva Pharmaceutical Industries Ltd.   972 (3) 926-7554
            Kevin Mannix   Teva North America   (215) 591-8912

For Immediate Release

MOODY'S UPGRADES TEVA RATING TO A3

JERUSALEM, January 14, 2010 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that Moody's Investor services has upgraded the Company's rating to A3 from Baa1. Following this most recent upgrade, the rating outlook is now stable.

Teva is the first generics-focused pharmaceutical company to be rated in Moody's "A" category.

In its statement, Moody's indicated that the upgrade of Teva reflects a favorable growth outlook, clearly articulated financial targets and the expectation that M&A can be financed with debt levels appropriate for the A3 rating. The A3 rating is supported by Teva's excellent global leadership position and its strong cash flow.

"In our recent strategy update, we outlined our long term strategy to double revenues to $31 billion and reach net income of $6.8 billion by 2015," said **Eyal Desheh, Teva's Chief Financial Officer**. "Moody's upgrade reflects Teva's commitment to executing its growth strategy while maintaining a strong balance sheet."

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

competition on our innovative products, especially Copaxone® sales, including potential oral and generic competition for Copaxone®, dependence on the effectiveness of our patents and other protections for innovative products, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions, the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

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TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                       (Registrant)

By: /s/ Eyal Desheh
                                    Name: Eyal Desheh
                                    Title: Chief Financial Officer

Date January 14, 2010